Spikes

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$19,233.87**
Accounts Receivable	**$3,932.24**
Other Current Assets	
Inventory - Finished Goods	28,524.87
Inventory - Materials	13,253.37
Payroll Refunds	551.25
Undeposited Funds	1,897.25
Total Other Current Assets	**$44,226.74**
Total Current Assets	**$67,392.85**
Fixed Assets	
Machinery & Equipment	
Depreciation	-6,967.29
Original cost	62,413.67
Total Machinery & Equipment	55,446.38
Total Fixed Assets	**$55,446.38**
TOTAL ASSETS	**$122,839.23**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$0.00**
Credit Cards	**$7,492.27**
Other Current Liabilities	
Deferred Revenue	0.00
Direct Deposit Payable	0.00
Payroll Liabilities	2,918.88
Total Other Current Liabilities	**$2,918.88**
Total Current Liabilities	**$10,411.15**
Long-Term Liabilities	
Notes Payable - Vehicles	21,307.33
Total Long-Term Liabilities	**$21,307.33**
Total Liabilities	**$31,718.48**
Equity	
Opening Balance Equity	1,010.02
Paid-In Capital or Surplus	281,992.84
Retained Earnings	
Net Income	-191,882.11
Total Equity	**$91,120.75**
TOTAL LIABILITIES AND EQUITY	**$122,839.23**